                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (Amendment No. 3)*

                             LIBERTY DIGITAL, INC.
                               (Name of Issuer)

                     Series A Common Stock, $.01 par value
                     Series B Common Stock, $.01 par value
             Series C Convertible Preferred Stock, $.01 par value
             ----------------------------------------------------
                       (Title of Classes of Securities)

                       Series A Common Stock 87229N 10 1
                       ---------------------------------
                                (CUSIP Number)

                            Charles Y. Tanabe, Esq.
                             Senior Vice President
                           Liberty Media Corporation
                           9197 South Peoria Street
                              Englewood, CO 80112
                                (720) 875-5400

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                              SEPTEMBER 30, 2000
                 --------------------------------------------
                     (Date of Event which Requires Filing
                              of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box: [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Series A Common Stock CUSIP No. 87229N 10 1

------------------------------------------------------------------------------
      Names of Reporting Persons
(1)   S.S. or I.R.S. Identification Nos. of Above Persons

      LIBERTY MEDIA CORPORATION
      84-1288730
------------------------------------------------------------------------------
      Check the Appropriate Box if a Member of a Group
(2)                                                             (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC Use Only
(3)

------------------------------------------------------------------------------
      Source of Funds
(4)
      oo
------------------------------------------------------------------------------
      Check if Disclosure of Legal Proceedings is Required Pursuant
      to Items 2(d) or 2(e) [_]
(5)
------------------------------------------------------------------------------
      Citizenship or Place of Organization
(6)
      Delaware
------------------------------------------------------------------------------
                          Sole Voting Power
                    (7)
     Number of            11,919,974 Shares of Series A Common Stock*

      Shares       -----------------------------------------------------------
                          Shared Voting Power
   Beneficially     (8)
                          0 Shares
     Owned by
                   -----------------------------------------------------------
       Each               Sole Dispositive Power
                    (9)
    Reporting             11,919,974 Shares of Series A Common Stock*

      Person       -----------------------------------------------------------
                          Shared Dispositive Power
       With         (10)
                          0 Shares
------------------------------------------------------------------------------
      Aggregate Amount Beneficially Owned by Each Reporting Person
(11)
      11,919,974 Shares of Series A Common Stock*

------------------------------------------------------------------------------
      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(12)
      [_]
------------------------------------------------------------------------------
      Percent of Class Represented by Amount in Row (11)**
(13)
      Series A Common Stock 38.4%
------------------------------------------------------------------------------
      Type of Reporting Person
(14)
      HC, CO
------------------------------------------------------------------------------

* Does not include 25,751,100 shares of Series B Common Stock issuable upon conversion of 150,000 shares of Series C Preferred Stock beneficially owned by the Reporting Person. Also does not include 197,701,267 shares of Series A Common Stock issuable upon conversion of (a) 171,950,167 shares of Series B Common Stock beneficially owned by the Reporting Person and (b) 25,751,100 shares of Series B Common Stock issuable upon conversion of 150,000 shares of Series C Preferred Stock beneficially owned by the Reporting Person. Shares of Series B Common Stock and Series C Preferred Stock are convertible at any time at the option of the Reporting Person. (See Item 5.)

**Percentage determined based upon 31,008,878 shares of Series A Common Stock outstanding as of October 31, 2000, as reported in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2000 ("Form 10-Q") does not include (b) 197,701,267 shares of Series A Common Stock issuable upon conversion of (i) 171,950,167 shares of Series B Common Stock beneficially owned by the Reporting Person and (ii) 25,751,100 shares of Series B Common Stock issuable upon conversion of shares of Series C Preferred Stock beneficially owned by the Reporting Person. The 171,950,167 shares of Series B Common Stock beneficially owned by the Reporting Person represent 100% of the shares of Series B Common Stock outstanding on October 31, 2000, as reported by the Issuer in the Form 10-Q. The 150,000 shares of Series C Preferred Stock beneficially owned by the Reporting Person represent 100% of the shares of Series C Preferred Stock outstanding. Shares of Series C Preferred Stock are convertible at any time at the option of the holder into shares of Series B Common Stock. Shares of Series B Common Stock are convertible at any time at the option of the holder into shares of Series A Common Stock.

Each share of Series B Common Stock is entitled to 10 votes per share, and each share of Series A Common Stock is entitled to one vote per share. The shares of Series C Preferred Stock have no voting rights except (i) as required by law and
(ii) in connection with any (x) amendment to the Certificate of Designations relating to the Series C Preferred Stock or (y) any amendment (including as a result of a merger) to the Certificate of Incorporation that may adversely affect any preference or right of the Series C Preferred Stock or Series B Common Stock or which affect certain provisions relating to share distributions on, or voting of, the Common Stock. The Reporting Person's beneficial ownership of shares of Series A Common Stock and Series B Common Stock currently represents approximately 98.9% of the outstanding voting power of the Common Stock. Assuming conversion of the shares of Series C Preferred Stock beneficially owned by the Reporting Person into shares of Series B Common Stock, the voting power of the shares of Common Stock beneficially owned by the Reporting Person would increase to approximately 99.1% of the outstanding voting power of the Issuer.

Assuming conversion of all shares of Series B Common Stock beneficially owned by the Reporting Person (other than the shares of Series B Common Stock issuable upon conversion of the shares of Series C Preferred Stock beneficially owned by the Reporting Person) the Reporting Person would beneficially own approximately 90.6% of the shares of Series A Common Stock outstanding. Assuming conversion of the shares of Series C Preferred Stock beneficially owned by the Reporting Person and conversion of all shares of Series B Common Stock beneficially owned by it (including shares issuable upon conversion of the Series C Preferred Stock), the Reporting Person would beneficially own approximately 91.7% of the shares of Series A Common Stock outstanding. (See Items 1 and 5.)

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D
                               (Amendment No. 3)

                                 Statement of

                           LIBERTY MEDIA CORPORATION

                       Pursuant to Section 13(d) of the
                        Securities Exchange Act of 1934

                                 in respect of

                             LIBERTY DIGITAL, INC.
                        (Commission File No. 333-28613)

          This amended statement amends Items 1, 2, 5, 6 and 7 of the statement on Schedule 13D filed by Liberty Media Corporation, a Delaware corporation (the "Reporting Person"), on October 12, 1999, as amended (collectively the "Prior Filing"), as set forth below.

ITEM 1.   SECURITY AND ISSUER

          The information set forth in Item 1 of the Prior Filing is amended and restated in its entirety to read as follows:

          The Reporting Person is filing this Statement on Schedule 13D (this "Statement") with respect to the Common Stock, Series A, par value $.01 per share (the "Series A Common Stock"), Common Stock, Series B, par value $.01 per share (the "Series B Common Stock", and collectively with the Series A Common Stock, (the "Common Stock"), and Convertible Preferred Stock, Series C, par value $.01 per share (the "Series C Preferred Stock," and together with the Series A Common Stock and Series B Common Stock, the "Shares"), of Liberty Digital, Inc., a Delaware corporation (the "Issuer") . The Issuer's principal executive offices are located at 1100 Glendon Avenue, Suite 2000, Los Angeles, California 90024.

          Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), this Statement also relates to (i) the shares of Series A Common Stock issuable upon conversion of shares of the Series B Common Stock of the Issuer (x) held by the Reporting Person and (y) issuable upon conversion of the shares of Series C Preferred Stock and (ii) the shares of Series B Common Stock issuable upon conversion of the Series C Preferred Stock of the Issuer held by the Reporting Person. At the option of the holder, (i) each share of Series B Common Stock is convertible into one share of Series A Common Stock and (ii) each share of Series C Preferred Stock is convertible into
171.674 shares of Series B Common Stock (subject to adjustment as provided in the Certificate of Designations for the Series C Preferred Stock). The shares of Series A Common Stock are not convertible into shares of Series B Common Stock.

          The holders of Series A Common Stock and Series B Common Stock generally vote together as a single class with respect to all matters to be voted on by the stockholders of the Issuer. The holders of the Series B Common Stock are entitled to ten votes per share and the holders of the Series A Common Stock are entitled to one vote per share. The shares of Series C Preferred Stock have no voting rights except (i) as required by law and (ii) in connection with
(x) any amendment to the Certificate of Designations relating to the Series C Preferred Stock or (y) any amendment (including as a result of a merger) to the Certificate of Incorporation that may adversely affect any preference or right of the Series C Preferred Stock or Series B Common Stock or which affect certain provisions relating to share distributions on or voting of the Common Stock. The Reporting Person's beneficial ownership of shares of Series A Common Stock and Series B Common Stock currently represents approximately 98.9% of the outstanding voting power of the Issuer's Common Stock. Assuming conversion of the shares of Series C Preferred Stock beneficially owned by the Reporting Person into shares of Series B Common Stock, the voting power of the shares of Common Stock beneficially owned by the Reporting Person would increase to approximately 99.1% of the outstanding voting power of the Issuer.

          Assuming conversion of all shares of Series B Common Stock beneficially owned by the Reporting Person (other than the shares of Series B Common Stock issuable upon conversion of the shares of Series C Preferred Stock beneficially owned by the Reporting Person) the Reporting Person would beneficially own approximately 90.6% of the shares of Series A Common Stock outstanding. Assuming conversion of the shares of Series C Preferred Stock beneficially owned by the Reporting Person and conversion of all shares of Series B Common Stock beneficially owned by it (including shares issuable upon conversion of the Series C Preferred Stock), the Reporting Person would beneficially own approximately 91.7% of the shares of Series A Common Stock outstanding.

          ITEM 2.  IDENTITY AND BACKGROUND

          The information set forth in Item 2 of the Prior Filing is amended and restated in its entirety to read as follows:

          The reporting person is Liberty Media Corporation whose principal business address is 9197 South Peoria Street, Englewood, Colorado 80112.

          On March 9, 1999, the Reporting Person succeeded to the beneficial ownership of the 11,667,248 shares of Series A Common Stock, 62,500,000 shares of Series B Common Stock and 84,242 shares of Preferred Stock, Series A, par value $.01 per share, previously reported as beneficially owned by Tele-Communications, Inc. ("TCI"), as a result of the merger (the "Merger") of Italy Merger Corp., a wholly owned subsidiary of AT&T Corp. ("AT&T"), with and into TCI. TCI, as the corporate parent entity of the Reporting Person, had previously filed a Report on Schedule 13D reporting beneficial ownership of such shares, which at that time were attributed to TCI's Liberty Media Group.

          In the Merger: (i) TCI became a wholly owned subsidiary of AT&T (as such, the "Surviving Corporation"), (ii) the businesses and assets of the Liberty Media Group and TCI Ventures Group of TCI were combined, and (iii) the holders of TCI's Liberty Media Group common stock and TCI Ventures Group common stock received in exchange for their shares a new class of common stock of AT&T intended to reflect the results of AT&T's "Liberty Media Group." Following the Merger, AT&T's "Liberty Media Group" consisted of the assets and businesses of TCI's Liberty Media Group and its TCI Ventures Group prior to the Merger, except for certain assets which were transferred to TCI's "TCI Group" in connection with the Merger. Following the Merger, AT&T's "Common Stock Group" consisted of all of the other assets and businesses of AT&T. AT&T's principal business address is 32 Avenue of the Americas, New York, New York 10013. AT&T is principally engaged in the business of providing voice, data and video communications services to large and small businesses, consumers and government entities in the United States and internationally.

          On March 10, 2000, in connection with certain restructuring transactions, the Surviving Corporation was converted into a Delaware limited liability company, of which AT&T is the sole member, and renamed AT&T Broadband, LLC ("AT&T Broadband"). AT&T Broadband's principal business address is 188 Inverness Drive West, Englewood, Colorado 80112. AT&T Broadband is principally engaged through its subsidiaries and affiliates in the acquisition, development and operation of cable television systems throughout the United States.

          The Board of Directors and management of the Reporting Person manage the business and affairs of the Reporting Person, including, but not limited to, making determinations regarding the disposition and voting of the Shares. Although the Reporting Person is a wholly owned subsidiary of AT&T, a majority of the Reporting Person's Board of Directors consists of individuals designated by TCI prior to the Merger. If these individuals or their designated successors cease to constitute a majority of the Reporting Person's Board of Directors, the Reporting Person will transfer all of its assets and businesses to a subsidiary of the Reporting Person. Although this new entity would be owned substantially by AT&T, it would continue to be managed (including with respect to the voting and disposition of the Shares) by management of the Reporting Person prior to such transfer of assets and business.

          As a result, the Reporting Person, acting through its Board of Directors and management, will have the power to determine how the Shares will be voted and, subject to the limitations of the Delaware General Corporation Law, will have the power to dispose of the Shares, and thus is considered the beneficial owner of the Shares for purposes of Section 13(d) of the Exchange Act.

          The Liberty Media Group, principally through the Reporting Person, is engaged in (i) the production, acquisition and distribution through all available formats and media of branded entertainment, educational and informational programming and software, including multimedia products, (ii) electronic retailing, direct marketing, advertising sales related to programming services, infomercials and transaction processing, (iii) international cable television distribution, telephony and programming, (iv) satellite communications, and (v) investments in wireless domestic telephony and other technology ventures.

          Schedule 1 attached to this Statement contains the following information concerning each director, executive officer or controlling person of the Reporting Person: (i) name and residence or business address, (ii) principal occupation or employment, and (iii) the name, principal business and address of any corporation or other organization in which such employment is conducted.
Schedule 1 is incorporated herein by reference.

          To the knowledge of the Reporting Person, each of the persons named on
Schedule 1 (the "Schedule 1 Persons") is a United States citizen, except for David J.A. Flowers, who is a Canadian citizen. During the last five years, neither the Reporting Person nor any of the Schedule 1 Persons (to the knowledge of the Reporting Person) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither the Reporting Person nor any of the Schedule 1 Persons (to the knowledge of the Reporting Person) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Schedule 2 attached to this Statement contains the following information, which has been provided to the Reporting Person by AT&T, concerning each director, executive officer or controlling person of AT&T: (i) name and residence or business address, (ii) principal occupation or employment, and
(iii) the name, principal business and address of any corporation or other organization in which such employment is conducted. Schedule 2 is incorporated herein by reference.

          Based upon information provided to the Reporting Person by AT&T, (i) to the knowledge of AT&T, each of the persons named on Schedule 2 (the "Schedule 2 Persons") is a United States citizen, (ii) during the last five years, neither AT&T nor any of the Schedule 2 Persons (to the knowledge of AT&T) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and (iii) during the last five years, neither AT&T nor any of the
Schedule 2 Persons (to the knowledge of AT&T) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          The foregoing summary of the terms of the Merger is qualified in its entirety by reference to the text of the Agreement and Plan of Restructuring and Merger, dated as of June 23, 1998, among AT&T, Italy Merger Corp. and TCI, a copy of which has been incorporated by reference as Exhibit 7(a) and is hereby incorporated by reference herein, and to the text of the AT&T/TCI Proxy Statement/Prospectus, a copy of which has been incorporated by reference as
Exhibit 7(b) and is hereby incorporated by reference herein.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          The information set forth in Item 5 of the Prior Filing is amended and supplemented to add the following information:

          (a) On September 27, 2000, the Issuer and the Reporting Person entered into an exchange agreement, pursuant to which on September 29, 2000, 150,000 shares of the Series B Preferred Stock owned by the Reporting Person (constituting all of the issued and outstanding shares of Series B Preferred Stock) were exchanged for 150,000 shares of Series C Preferred Stock. In addition, the Issuer paid all accrued and unpaid dividends on the Series B Preferred Stock (aggregating $8,105,688) by issuing to the Reporting Person 8,105.688 shares of the Issuer's Preferred Stock, Series D, par value $.01 per share ("Series D Preferred Stock"). Simultaneous with the issuance of the Series C Preferred Stock and the Series D Preferred Stock, the 150,000 shares of Series B Preferred Stock owned by the Reporting Person were transferred to the Issuer and immediately cancelled and restored to the status of authorized and unissued shares of the Issuer's Preferred Stock, par value $.01 per share. The foregoing summary of the terms of the exchange agreement is qualified in its entirety by reference to the text of the exchange agreement, a copy of which has been incorporated by reference as Exhibit 7(c) and is hereby incorporated by reference herein.

          To the knowledge of the Reporting Person, Robert R. Bennett, President, Chief Executive Officer and a director of the Reporting Person and a director of the Issuer, has stock options granted by the Issuer to acquire 100,000 shares of Series A Common Stock, of which 80,000 shares were exercisable within sixty (60) days of the date of this Statement. Assuming the exercise in full of such stock options, the beneficial ownership of such shares by such individual would represent less than one percent of the shares of the Issuer's Series A Common Stock assumed to be outstanding upon such exercise.

          To the knowledge of the Reporting Person, Gary S. Howard, Executive Vice President and a director of the Reporting Person and a director of the Issuer, has stock options granted by the Issuer to acquire 100,000 shares of Series A Common Stock, of which 20,000 shares were exercisable within 60 days of the date of this Statement. Assuming the exercise in full of such stock options, the beneficial ownership of such shares by such individual would represent less than one percent of the shares of the Issuer's Series A Common Stock assumed to be outstanding upon such exercise.

          To the knowledge of the Reporting Person, David B. Koff, Senior Vice President, and Assistant Secretary of the Reporting Person and a director, Vice President and Secretary of the Issuer, has stock options granted by the Issuer to acquire 40,000 shares of Series A Common Stock, of which 20,000 shares were exercisable within 60 days of the date of this Statement. Assuming the exercise in full of such stock options, the beneficial ownership of such shares by such individual would represent less than one percent of the shares of the Issuer's Series A Common Stock assumed to be outstanding upon such exercise.

          Other than as described in this Statement, as of the date of this Statement, to the knowledge of the Reporting Person, none of the Schedule 1 Persons or Schedule 2 Persons has any interest in any securities of the Issuer.

          (b) The Reporting Person has the sole power to vote or to direct the voting of the shares beneficially owned by the Reporting Person. The Reporting Person has the sole power to dispose of, or to direct the disposition of the shares beneficially owned by the Reporting Person.

          To the knowledge of the Reporting Person, each of Messrs. Bennett, Howard and Koff has sole power to vote or to direct the voting of the shares of the Series A Common Stock that he beneficially owns. To the knowledge of the Reporting Person, each of Messrs. Bennett, Howard and Koff have the sole power to dispose of, or to direct the disposition of, the shares of the Series A Common Stock that he beneficially owns.

          (c) None of (i) the Reporting Person, (ii) to the knowledge of the Reporting Person, any of the persons described on Schedule 1, or, (iii) based upon information provided to the Reporting Person by AT&T, to the knowledge of AT&T, any of the persons described on Schedule 2, has executed transactions in the Series A Common Stock of the Issuer during the past sixty (60) days.

          (d) There is no person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Reporting Person.

          To the knowledge of the Reporting Person, there is no person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Series A Common Stock owned by Messrs. Bennett, Howard and Koff.

          (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          The information set forth in Item 6 of the Prior Filing is amended and supplemented to add the following information:

          On September 27, 2000, the Issuer and the Reporting Person entered into the exchange agreement pursuant to which the Reporting Person exchanged all shares of Series B Preferred Stock beneficially owned by it for shares of Series C Preferred Stock and Series D Preferred Stock. See Item 5.

ITEM 7.  ITEMS TO BE FILED AS EXHIBITS

Exhibit No.     Exhibit
-----------     -------
Exhibit 7(a):   Agreement and Plan of Restructuring and Merger, dated as of June
                23, 1998, among AT&T Corp., Italy Merger Corp. and Tele-
                Communications, Inc.(incorporated by reference to Appendix A to the AT&T/TCI Proxy Statement/Prospectus that forms a part of the Registration Statement on Form S-4 of AT&T (File No. 333-70279) filed on January 8, 1999 (the "AT&T Registration Statement")).

Exhibit 7(b): AT&T/TCI Proxy Statement/Prospectus (incorporated by reference to the AT&T Registration Statement).

Exhibit 7(c): Exchange Agreement, dated as of September 27, 2000, between the Issuer and the Reporting Person (incorporated by reference to Exhibit 10.1 of the Quarterly Report on Form 10-Q/A for the quarterly period ending September 30, 2000 of the Issuer filed on November 17, 2000).

Exhibit 7(d): Certificate of Designations of Convertible Preferred Stock, Series C, dated as of September 29, 2000 (incorporated by reference to Exhibit 3.3 of the Quarterly Report on Form 10-Q/A for the quarterly period ending September 30, 2000 of the Issuer filed on November 17, 2000).

Exhibit 7(e): Certificate of Designations of Convertible Preferred Stock, Series D, dated as of September 29, 2000 (incorporated by reference to Exhibit 3.4 of the Quarterly Report on Form 10-Q/A for the quarterly period ending September 30, 2000 of the Issuer filed on November 17, 2000).

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

November 30, 2000

                                         LIBERTY MEDIA CORPORATION

                                        /s/ Charles Y. Tanabe
                                        --------------------------
                                        Charles Y. Tanabe
                                        Senior Vice President
                                        and General Counsel

                                   SCHEDULE 1

            The text of Schedule 1 of the Prior Filing is amended and restated in its entirety to read as follows:

                       DIRECTORS AND EXECUTIVE OFFICERS

                                      OF

                           LIBERTY MEDIA CORPORATION

          The name and present principal occupation of each director and executive officer of the Reporting Person are set forth below. The business address for each person listed below is c/o Liberty Media Corporation, 9197 South Peoria Street, Englewood, Colorado 80112. All executive officers and directors listed on this Schedule 1 are United States citizens, except for David J.A. Flowers, who is a Canadian citizen.

Name                               Title
----                               -----

John Malone                        Chairman of the Board and Director of the
                                   Reporting Person; Director of AT&T Corp.

Robert R. Bennett                  President, Chief Executive Officer and
                                   Director of the Reporting Person

Gary S. Howard                     Executive Vice President, Chief Operating
                                   Officer and Director of the Reporting Person

Paul A. Gould                      Director of the Reporting Person; Managing
                                   Director of Allen & Company Incorporated

Harold R. Handler                  Director of the Reporting Person; Of Counsel
                                   with Simpson Thacher & Bartlett

Jerome H. Kern                     Director of the Reporting Person; Chairman of
                                   the Board and Chief Executive Officer of On
                                   Command Corporation

Frank J. Macchiarola               Director of the Reporting Person; President
                                   of Saint Francis College

Michael T. Ricks                   Director of the Reporting Person; Finance
                                   Executive, Retired, of MediaOne Group, Inc.

Larry E. Romrell                   Director of the Reporting Person; Consultant
                                   to AT&T Broadband LLC (f/k/a Tele-
                                   Communications, Inc.)

Vivian J. Carr                     Senior Vice President and Secretary of the
                                   Reporting Person

William R. Fitzgerald              Senior Vice President of the Reporting Person

David J.A. Flowers                 Senior Vice President and Treasurer of the
                                   Reporting

Name                               Title
----                               -----

                                   Person

David B. Koff                      Senior Vice President and Assistant Secretary
                                   of the Reporting Person

Elizabeth M. Markowski             Senior Vice President of the Reporting Person

Charles Y. Tanabe                  Senior Vice President, General Counsel and
                                   Assistant Secretary of the Reporting Person

Carl E. Vogel                      Senior Vice President of the Reporting Person

Peter Zolintakis                   Senior Vice President of the Reporting
                                   Person

Christopher W. Shean               Vice President and Controller of the
                                   Reporting Person

                                  SCHEDULE 2

            The text of Schedule 2 of the Prior Filing is amended and restated in its entirety to read as follows:

                       DIRECTORS AND EXECUTIVE OFFICERS

                                      OF

                                  AT&T CORP.

          The name and present principal occupation of each director and executive officer of AT&T Corp. are set forth below. The business address for each person listed below is c/o AT&T Corp., 295 North Maple Avenue, Basking Ridge, New Jersey 07920. All executive officers and directors listed on this
Schedule 2 are United States citizens.

Name                               Title
----                               -----

C. Michael Armstrong               Chairman of the Board, Chief Executive
                                   Officer and Director

Kenneth T. Derr                    Director; Chairman of the Board, Retired, of
                                   Chevron Corporation

M. Kathryn Eickhoff                Director; President of Eickhoff Economics
                                   Incorporated

Walter Y. Elisha                   Director; Chairman of the Board and Chief
                                   Executive Officer, Retired, of Springs
                                   Industries, Inc.

George M. C. Fisher                Director; Chairman of the Board of Eastman
                                   Kodak Company

Donald V. Fites                    Director; Chairman of the Board, Retired, of
                                   Caterpillar, Inc.

Amos B. Hostetter, Jr.             Director; Chairman of the Board of Pilot
                                   House Associates

Ralph S. Larsen                    Director; Chairman of the Board and Chief
                                   Executive Officer of Johnson & Johnson

John C. Malone                     Director; Chairman of the Board of the
                                   Reporting Person

Donald F. McHenry                  Director; President of The IRC Group LLC

Louis A. Simpson                   Director; President and Chief Executive
                                   Officer of Capital Operations of GEICO Corp.

Michael I. Sovern                  Director; President Emeritus and Chancellor
                                   Kent Professor of Law at Columbia University

Name                               Title
----                               -----

Sanford I. Weill                   Director; Chairman of the Board and CEO of
                                   Citigroup Inc.

John D. Zeglis                     Director; Chairman and Chief Executive
                                   Officer of AT&T Wireless Group

James W. Cicconi                   General Counsel and Executive Vice President-
                                   Law & Government Affairs

Nicholas S. Cyprus                 Vice President and Controller

Mirian M. Graddick-Weir            Executive Vice President, Human Resources

Frank Ianna                        Executive Vice President and President, AT&T
                                   Network Services

Richard J. Martin                  Executive Vice President, Public Relations
                                   and Employee Communication

David C. Nagel                     President of AT&T Labs; Chief Technology
                                   Officer

Charles H. Noski                   Senior Executive Vice President and Chief
                                   Financial Officer

John C. Petrillo                   Executive Vice President, Corporate Strategy
                                   and Business Development

Richard R. Roscitt                 Executive Vice President and President of
                                   AT&T Business Services

Daniel E. Somers                   President and CEO of AT&T Broadband LLC

                                EXHIBITS INDEX


Exhibit No.     Exhibit
-----------     -------

Exhibit 7(a): Agreement and Plan of Restructuring and Merger, dated as of June 23, 1998, among AT&T Corp., Italy Merger Corp. and Tele-Communications, Inc.(incorporated by reference to Appendix A to the AT&T/TCI Proxy Statement/Prospectus that forms a part of the Registration Statement on Form S-4 of AT&T (File No. 333-70279) filed on January 8, 1999 (the "AT&T Registration Statement")).

Exhibit 7(b): AT&T/TCI Proxy Statement/Prospectus (incorporated by reference to the AT&T Registration Statement).

Exhibit 7(c): Exchange Agreement, dated as of September 27, 2000, between the Issuer and the Reporting Person (incorporated by reference to Exhibit 10.1 of the Quarterly Report on Form 10-Q/A for the quarterly period ending September 30, 2000 of the Issuer filed on November 17, 2000).

Exhibit 7(d): Certificate of Designations of Convertible Preferred Stock, Series C, dated as of September 29, 2000 (incorporated by reference to Exhibit 3.3 of the Quarterly Report on Form 10-Q/A for the quarterly period ending September 30, 2000 of the Issuer filed on November 17, 2000).

Exhibit 7(e): Certificate of Designations of Convertible Preferred Stock, Series D, dated as of September 29, 2000 (incorporated by reference to Exhibit 3.4 of the Quarterly Report on Form 10-Q/A for the quarterly period ending September 30, 2000 of the Issuer filed on November 17, 2000).